Exhibit 99.1

For Immediate Release

Media Contact: Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com FTI Consulting Chris Lane +44 (0) 20 3727 1000 kofax@fticonsulting.com

Kofax Reports Financial Results for the

Second Quarter and Six Months Ended December 31, 2014

Results In Line With Preliminary Ranges Previously Announced

Irvine, CA, January 29, 2015 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of software to simplify and transform the First Mile™ of customer engagements, today reported unaudited financial results for the second quarter and six months of its fiscal year 2015 ended December 31, 2014.

Non-GAAP Financial Highlights:

•	Software license revenue increased 6.4% to $34.6 million (PY: $32.6 million), and for the six months increased 2.0% to $59.8 million (PY: $58.6 million)

•	Total revenues increased 5.1% to $81.1 million (PY: $77.1 million), and for the six months increased 3.8% to $150.3 million (PY: $144.8 million)

•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) increased 10.1% to $14.4 million (PY: $13.0 million) or a 17.7% margin (PY: 16.9%), and for the six months decreased 12.4% to $18.7 million (PY: $21.4 million) or a 12.4% margin (PY: 14.7%)

•	Adjusted diluted earnings per share (EPS) was $0.09 (PY: $0.08), and for the six months was $0.11 (PY: $0.12)

•	Adjusted cash generated by operations was $1.5 million (PY: $3.5 million), and for the six months was $7.6 million (PY: $23.1 million)

GAAP Financial Highlights:

•	Software license revenue increased 12.8% to $34.3 million (PY: $30.4 million), and for the six months increased 7.3% to $59.0 million (PY: $54.9 million)

•	Total revenues increased 7.7% to $79.8 million (PY: $74.1 million), and for the six months increased 6.1% to $148.3 million (PY: $139.7 million)

•	Income from operations increased 70.0% to $7.8 million (PY: $4.6 million) or a 9.8% margin (PY: 6.2%), and for the six months increased 13.4% to $4.5 million (PY: $4.0 million) or a 3.0% margin (PY: 2.9%)

•	Diluted EPS was $0.05 (PY: $0.02), and for the six months was $0.02 (PY: $0.05)

•	Cash generated (used) by operations was $0.6 million (PY: ($0.6) million), and for the six months was $5.4 million (PY: $17.6 million)

Quarter end cash was $59.4 million (PY: $81.2 million).

A summary of Kofax’s unaudited revenues and adjusted EBITDA for the second quarter and six months compared to the prior year on both a GAAP and non-GAAP basis is as follows:

	Non-GAAP
	Quarter			Six Months
		Y/Y	%		Y/Y	%
	$M	Change	Total	$M	Change	Total
Software Licenses	34.6	6.4%	42.7%	59.8	2.0%	39.8%
Maintenance Services	36.2	6.9%	44.6%	71.7	8.1%	47.7%
Professional Services	10.3	-4.3%	12.6%	18.8	-5.5%	12.5%

Total Revenues	81.1	5.1%	100.0%	150.3	3.8%	100.0%
Adjusted EBITDA	14.4	10.1%		18.7	-12.4%
Margin	17.7%			12.4%

	GAAP
	Quarter			Six Months
		Y/Y	%		Y/Y	%
	$M	Change	Total	$M	Change	Total
Software Licenses	34.3	12.8%	42.9%	59.0	7.3%	39.8%
Maintenance Services	35.3	5.3%	44.3%	70.5	7.4%	47.6%
Professional Services	10.2	0.5%	12.8%	18.8	-1.5%	12.6%

Total Revenues	79.8	7.7%	100.0%	148.3	6.1%	100.0%
Income from Operations	7.8	70.0%		4.5	13.4%
Margin	9.8%			3.0%

Operating Highlights:

•	Announced a global partnership with Xerox Corporation enabling Xerox to sell, market, deploy and support Kofax TotalAgility® to help organizations extend the value of Xerox’s managed print and document management services and products

•	Launched the SignDoc® family of e-signature solutions, which are seamlessly integrated with Kofax TotalAgility and positions Kofax for success in the digital transaction management market

•	Received three new patents for mobile technology from the United States Patent and Trademark Office (USPTO)

•	Kofax’s Mobile Capture Platform™ received the Breakthrough Software Innovation Award at the Banque & Innovation Conference held in Paris, France

•	Announced Kofax Transform 2015, the Company’s annual customer, partner and analyst event, which will be held in Las Vegas, NV on March 8 - 10, 2015

•	Announced a special general meeting to be held on February 9, 2015 to vote on proposals including the delisting of Kofax’s shares from the London Stock Exchange

Commenting on the Non-GAAP financial results for the quarter, Reynolds C. Bish, Chief Executive Officer, said: “Mobile and new or acquired products software license revenue grew by 101.6% year-over-year and 74.1% on an organic basis. Our success with these products has continued to make this part of our business an increasingly larger percentage of our software license revenue, accounting for 41.8% during the quarter. Software license revenue from “core capture” products declined year-over-year but at a lower rate than in the first quarter. These declines were primarily driven by customers increasingly choosing to purchase Kofax TotalAgility and solutions built on that platform as well as our mobile capture, web capture and electronic content transformation products rather than our legacy Kofax Capture and Kofax Transformation Modules products. Multi Channel Capture revenues increased year-over-year during the quarter. This quarter’s results were achieved despite significant exchange rate headwinds. On a constant currency basis – using exchange rate levels in the prior year period – software license revenue would have been approximately $1.2 million and total revenues $2.7 million higher. The effect on Adjusted EBITDA was less negative as a result of the global nature and distribution of our employees and expenses.”

Bish continued: “We’re pleased with our performance during the second quarter, and confident in our ability to execute during the remainder of this fiscal year while realizing lower than anticipated expense levels. Therefore, in light of the strengthening of the U.S. dollar in recent months and assuming current foreign exchange rates, we are lowering the high end of our software license revenue and total revenues ranges while increasing the low end of our EBITDA range. Neither of these adjustments reflect a change in our underlying current or future fiscal year growth expectations. Our guidance for fiscal year 2015 is therefore as outlined below:”

Millions or Percentages	GAAP	Non-GAAP
Software License Revenue	$132.0 to $139.0	$133.0 to $140.0
Total Revenues	$314.0 to $321.0	$317.0 to $324.0
Adjusted EBITDA	$42.0 to $48.0	$45.0 to $51.0
Effective Tax Rate	41.0% to 43.0%	33.0% to 35.0%

Conference Call

Management will host a conference call and audio only webcast to discuss these financial results at 2:00 pm U.S. Pacific time / 10:00 pm U.K. time today. To participate in the call, interested parties should use the dial in information below, or access the call via the investor relations section of the Company’s website at: http://investor.kofax.com/events.cfm. A replay via telephone and webcast will be available for 30 days.

	Live	Replay	Access Code
U.S.	+1 (888) 401-4668	+1 (888) 203-1112	1609685
U.K.	+44 (0) 800 404 7655	+44 (0) 808 101 1153	1609685

About Kofax

Kofax is a leading provider of software to simplify and transform the First Mile™ of customer engagements. Success in the First Mile can dramatically improve the customer experience, greatly reduce operating costs and increase competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, supply chain, business process outsourcing and other markets. Kofax delivers these through its direct sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

# # #

Safe Harbor Statement

This document contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward looking statements. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive and other factors, including, among other things, our reliance on third-party manufacturers and suppliers, government agency budgetary and political constraints, new or increased competition, changes in market demand, our ability to consummate and the timing of the consummation of software revenue transactions and the performance or reliability of our products. These factors and others could cause operating results to vary significantly from those in prior periods, and those projected in forward looking statements. Additional information with respect to these and other factors, which could materially affect the Company and its operations, are included in certain forms the Company has filed with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in any forward looking statements are reasonable based on its current knowledge of the business and operations, it cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to provide revisions to any forward looking statements should circumstances change.

Non-GAAP Financial Measures

Management uses financial measures, both GAAP and Non-GAAP, in analyzing and assessing the overall performance of the business and making operational decisions. The Company has provided and believes that the Non-GAAP financial measures and supplemental reconciliations to GAAP financial measures are useful to investors and other users of its financial statements because the Non-GAAP financial measures may be used as additional tools to compare our performance across peer companies, periods and financial markets. Please refer to the forms the Company has filed with the Securities and Exchange Commission for a discussion of the Non-GAAP financial measures and supplemental reconciliations to GAAP financial measures for more information regarding the Non-GAAP measures.

© 2015 Kofax Limited. Kofax, TotalAgility and SignDoc are registered trademarks and Mobile Capture Platform and First Mile are trademarks of Kofax Limited.

Source: Kofax

Chief Executive Officer’s Review

Financial Performance

All amounts or percentages in this review are with reference to Kofax’s Non-GAAP financial results unless otherwise noted. For a definition of Non-GAAP financial measures and a reconciliation to GAAP financial measures, please refer to the Chief Financial Officer’s Review that follows.

In the second quarter of fiscal year 2015 software license revenue increased 6.4% to $34.6 million and total revenues increased 5.1% to $81.1 million. In the six months ended December 31, 2014 software license revenue increased 2.0% to $59.8 million and total revenues increased 3.8% to $150.3 million.

In the second quarter of fiscal year 2015 mobile and new or acquired products software license revenue grew by 101.6% year-over-year and 74.1% on an organic basis. In the six months ended December 31, 2014 this revenue grew by 97.2% year-over-year and 74.6% on an organic basis. Our success with these products has continued to make this part of our business an increasingly larger percentage of our software license revenue, and accounted for 41.8% for the quarter and 39.4% for the six months.

Software license revenue from “core capture” products declined year-over-year in both the second quarter and six months ended December 31, 2014 but at a lower rate in the second quarter than the first quarter. These declines were primarily driven by customers increasingly choosing to purchase Kofax TotalAgility and solutions built on that platform as well as our mobile capture, web capture and electronic content transformation products rather than our legacy Kofax Capture and Kofax Transformation Modules products. More cautious and therefore longer sales cycles, particularly in Western Europe, also contributed to these declines.

Some investors and financial analysts have expressed concern about the decline in “core capture” software license revenue and asked what that implies for the future of the capture market and Kofax. In considering this question one needs to reflect on several important points. First, in December 2012 Forrester forecasted that the capture market would grow at a 5.0% compound annual growth rate (CAGR) from 2012 to 2016. Second, that this was for what they defined as the “Multi Channel Capture” market, which included four segments – production capture, on demand capture, mobile capture and electronic content transformation – with the latter two segments accounting for much of that growth. And third, what we report as “core capture” includes only that portion of Kofax’s “Multi Channel Capture” software license revenue arising from sales of our legacy Kofax Capture and Kofax Transformation Modules products, which are used for production capture and on demand capture.

Therefore, to provide an appropriate comparison to Forrester’s Multi Capture Market growth forecast, one needs to add Kofax software license revenue from other relevant products to its “core capture” software license revenue for an accurate comparison. This would include mobile capture, web capture, electronic content transformation and that portion of Kofax TotalAgility and solutions built on that platform allocable to production capture and on demand capture – all of which Kofax includes in and reports as “mobile and new or acquired products”. Given how we’ve packaged and priced Kofax TotalAgility and these solutions, it’s difficult or impossible to exactly quantify this latter amount. However, it’s reasonable to assume 20.0% of Kofax TotalAgility software license revenue is related to production capture and on demand capture. If we did this calculation, Kofax’s “Multi Channel Capture” software license revenue would have grown approximately in line with Forester’s forecast of a 5% CAGR for all of fiscal year 2014 and during the second quarter of fiscal year 2015.

Hence, the capture market is not in a state of decline nor is Kofax losing market share. Rather, Kofax is undergoing a rather dramatic shift in buying preferences from our legacy capture software products to our mobile and new or acquired products.

As a result of the complexity of the issues discussed above and the challenges associated with accurately calculating Kofax’s Multi Channel Capture revenues, we will no longer report “core capture” revenues or attempt to report Multi Channel Capture revenues. Instead, we will only report total software license revenue.

As a result of our revenue growth and prudently managing operating expenses in the second quarter, adjusted EBITDA increased 10.1% to $14.4 million or a 17.7% margin. In the six months ended December 31, 2014, adjusted EBITDA decreased 12.4% to $18.7 million or a 12.4% margin.

Our results for the second quarter of fiscal year 2015 and six months ended December 31, 2014 were achieved despite significant exchange rate headwinds. During the second quarter – on a constant currency basis and using exchange rate levels in the prior year period – software license revenue would have been approximately $1.2 million and total revenues $2.7 million higher. The effect on Adjusted EBITDA was less negative as a result of the global nature and distribution of our employees and expenses.

During the second quarter of fiscal year 2015 and six months ended December 31, 2014 we closed an increasing number of larger software license transactions as summarized below:

	Quarter		Six Months
	FY 14	FY 15	FY 14	FY 15
Sales > $100,000	42	60	69	98
Sales > $1 million	1	3	2	4

These increases are a result of the new quota bearing sales reps we’ve added and their success in selling our mobile and new or acquired products.

We continue to generate cash and our balance sheet remains strong. Adjusted cash generated from operations was $1.5 million for the second quarter and $7.6 million for the six months ended December 31, 2014, and we ended those periods with $59.4 million of cash. In addition, our existing, undrawn $40.0 million revolving line of credit facility with Bank of America Merrill Lynch remains available and has been extended through June 30, 2016. We therefore have the financial resources needed to continue to fund organic revenue growth while executing our acquisition strategy.

Operating Highlights for the Six Months

•	Announced a global partnership with Xerox Corporation enabling Xerox to sell, market, deploy and support Kofax TotalAgility® to help organizations extend the value of Xerox’s managed print and document management services and products

•	Launched Kofax Mortgage Agility™, a solution designed to radically transform and simplify the mortgage application process

•	Launched the SignDoc® family of e-signature solutions, which are seamlessly integrated with Kofax TotalAgility® and positions Kofax for success in the digital transaction management market

•	Received eight new patents for mobile, document imaging, classification and process automation technologies

•	Kofax’s Mobile Capture™ Platform received the breakthrough Software Innovation award at the Banque & Innovation Conference held in Paris, France

•	KMWorld Magazine recognized Kapow Enterprise as a “Trend Setting Product of 2014”

•	Announced Kofax Transform 2015, the Company’s annual customer, partner and analyst event, which will be held in Las Vegas, NV on March 8 - 10, 2015

•	Acquired Softpro GmbH, a leading provider of signature verification, fraud prevention and electronic signature software and services

•	Voluntarily changed the basis of preparation of its financial statements from IFRS to GAAP effective as of July 1, 2014, and published audited GAAP financial statements for Kofax’s fiscal years ended June 30, 2013 and 2014

•	Announced the Board of Directors’ intention to seek shareholder approval to delist from the London Stock Exchange on or before March 31, 2015

•	Announced a special general meeting to be held on February 9, 2105 to vote on proposals including the delisting of Kofax’s shares from the London Stock Exchange

Forward Looking Guidance

We’re pleased with our performance during the second quarter, and confident in our ability to execute during the remainder of this fiscal year while realizing lower than anticipated expense levels. Therefore, in light of the strengthening of the U.S. dollar in recent months and assuming current foreign exchange rates, we are lowering the high end of our software license revenue and total revenues ranges while increasing the low end of our EBITDA range. Neither of these adjustments reflect a change in our underlying current or future fiscal year growth expectations. Our guidance for fiscal year 2015 is therefore as outlined below:

Millions or Percentages	GAAP	Non-GAAP
Software License Revenue	$132.0 to $139.0	$133.0 to $140.0
Total Revenues	$314.0 to $321.0	$317.0 to $324.0
Adjusted EBITDA	$42.0 to $48.0	$45.0 to $51.0
Effective Tax Rate	41.0% to 43.0%	33.0% to 35.0%

Thank You

Our performance is the direct result of the dedication and hard work of our valued employees, indirect channel partners and suppliers, and the continued support of our customers and shareholders. I would like to once again use this opportunity to sincerely thank all of these stakeholders for their on-going contributions to our success.

Reynolds C. Bish

Chief Executive Officer

January 29, 2015

Chief Financial Officer’s Review

With the exception of the section titled “Reconciliation of Non-GAAP Measures”, the Chief Financial Officer’s Review refers to our GAAP financial statements and measures for the three and six months ended December 31, 2014 and 2013.

Revenue

Total revenues increased $5.7 million, or 7.7%, in the three months ended December 31, 2014 compared to the three months ended December 31, 2013 and increased $8.6 million, or 6.1%, for the six months ended December 31, 2014 compared to the six months ended December 31, 2013, reflecting growth across all geographies for both the quarter and on a year to date basis.

The following tables present revenue by financial statement line, as well as in total for each of our geographic regions:

	Three Months Ended December 31,			% of Total Revenue
	2014	2013	% Change	2014	2013
	($ in thousands, except percentages)
Software license	$34,268	$30,385	12.8%	42.9%	41.0%
Maintenance services	35,323	33,556	5.3%	44.3%	45.3%
Professional services	10,223	10,173	0.5%	12.8%	13.7%

Total revenues	$79,814	$74,114	7.7%	100.0%	100.0%

Americas	$44,007	$40,703	8.1%	55.1%	54.9%
EMEA	29,726	28,427	4.6%	37.3%	38.4%
Asia Pacific	6,081	4,984	22.0%	7.6%	6.7%

Total revenues	$79,814	$74,114	7.7%	100.0%	100.0%

	Six Months Ended December 31,			% of Total Revenue
	2014	2013	% Change	2014	2013
	($ in thousands, except percentages)
Software license	$58,972	$54,945	7.3%	39.8%	39.3%
Maintenance services	70,543	65,706	7.4%	47.6%	47.1%
Professional services	18,767	19,044	-1.5%	12.6%	13.6%

Total revenues	$148,282	$139,695	6.1%	100.0%	100.0%

Americas	$82,930	$78,826	5.2%	55.9%	56.4%
EMEA	54,341	51,587	5.3%	36.7%	36.9%
Asia Pacific	11,011	9,282	18.6%	7.4%	6.7%

Total revenues	$148,282	$139,695	6.1%	100.0%	100.0%

Software license revenue increased $3.9 million, or 12.8%, in the three months ended December 31, 2014, due to a 182.1% increase in our mobile and new or acquired products software license revenue, including $2.0 million in license revenues from our acquisition of Softpro, offset by a 20.6% decline in core capture revenues. Software license revenue declined $1.2 million due to a year-over-year change in currency exchange rates. Software license revenue increased $0.8 million in the Americas, $2.4 million in EMEA and $0.7 million in Asia Pacific.

Software license revenue increased $4.0 million, or 7.3%, in the six months ended December 31, 2014, due to a 175.6% increase in our mobile and new or acquired products software license revenue, which was assisted by $2.6 million in license revenues from our acquisition of Softpro, offset by a 22.4% decline in core capture revenues. Software license revenue declined $1.0 million due to a year-over-year change in currency exchange rates. Software license revenue increased $0.6 million in the Americas, $2.5 million in EMEA and $0.9 million in Asia Pacific.

Maintenance services revenue increased $1.8 million, or 5.3%, in the three months ended December 31, 2014 due to an increase of $1.7 million in the Americas, $0.1 million in Asia Pacific. Our maintenance services revenue increased due primarily to continued high maintenance contract renewal rates and higher installed license base over the last year. Included in the increase in maintenance revenue is $0.8 million from our Softpro acquisition. Also, we experienced a $1.3 million decline in maintenance revenue due to a year-over-year change in currency exchange rates.

Maintenance services revenue increased $4.8 million, or 7.4%, in the six months ended December 31, 2014 due to an increase of $3.4 million in the Americas, $1.2 million in EMEA and $0.2 million in Asia Pacific. Our maintenance services revenue increased due primarily to continued high maintenance contract renewal rates and higher installed license base over the last year. Included in the increase in maintenance revenue is $1.1 million from our Softpro acquisition. Also, we experienced a $1.2 million decline in maintenance revenue due to a year-over-year change in currency exchange rates.

Professional services revenue was flat in the three months ended December 31, 2014 due to an increase of $0.3 million in Asia Pacific, offset by a decrease of $0.3 million in EMEA. Professional services revenue declined $0.3 million due to a year-over-year change in currency exchange rates.

Professional services revenue decreased $0.3 million in the six months ended December 31, 2014 due to a decrease of $0.3 million in Americas, $0.6 million in EMEA, offset by an increase of $0.6 million in Asia Pacific. Professional services revenue declined $0.3 million due to a year-over-year change in currency exchange rates.

Costs and Expenses

Cost of Software Licenses

Cost of software licenses primarily consists of royalties to third-party software developers that are included as original equipment manufacturers (OEM) in our products as well as personnel costs related to the distribution of our software licenses and associated costs such as facilities and overhead charges.

The following table reflects cost of software license revenue, in dollars and as a percentage of software license revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
Cost of software licenses	$2,275	$3,029	$(754)	-24.9%	$4,232	$5,685	$(1,453)	-25.6%

% of software license revenue	6.6%	10.0%			7.2%	10.3%

Cost of software licenses decreased $0.8 million, or 24.9%, in the three months ended December 31, 2014, and $1.5 million or 25.6%, in the six months ended December 31, 2014, primarily due to a change in product mix sold resulting in lower royalty expense. Royalty costs vary by product and accordingly, the cost of software licenses as a percentage of the software license revenue can fluctuate based on the mix of software licenses sold.

Cost of Maintenance Services

Cost of maintenance services primarily consists of personnel costs for our staff who respond to customer inquiries as well as associated costs such as facilities and related overhead charges.

The following table shows cost of maintenance services, in dollars and as a percentage of maintenance services revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
Cost of maintenance services	$5,380	$5,079	$301	5.9%	$10,397	$9,886	$511	5.2%

% of maintenance services revenue	15.2%	15.1%			14.7%	15.0%

Cost of maintenance services increased $0.3 million, or 5.9%, in the three months ended December 31, 2014 primarily as a result of our acquisition of Softpro. Cost of maintenance services increased $0.5 million, or 5.2%, in the six months ended December 31, 2014, primarily for the same reason.

Cost of Professional Services

Cost of professional services primarily consists of personnel costs for our staff of consultants and trainers, other associated costs such as facilities and related overhead charges, travel related expenses and the cost of contractors, whom we engage from time to time to assist us in delivering professional services. The following table shows cost of professional services, in dollars and as a percentage of professional services revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
Cost of professional services	$7,807	$8,218	$(411)	-5.0%	$15,805	$15,847	$(42)	-0.3%

% of professional services revenue	76.4%	80.8%			84.2%	83.2%

Cost of professional services decreased $0.4 million, or 5.0%, in the three months ended December 31, 2014 largely due to a decrease in headcount. Cost of professional services was flat in the six months ended December 31, 2014. Our gross margin on professional services increased 4.4% in the three months ended December 31, 2014 as we were better able to utilize our professional services staff. Our gross margin on professional services decreased 1.0% in the six months ended December 31, 2014 as we experienced lower utilization rates during the first quarter of the fiscal year, offset by increased utilization in the current quarter.

Research and Development

Research and development expenses consist primarily of personnel costs incurred in connection with the design, development, testing and documentation of our software products as well as associated costs such as facilities and related overhead charges. Research and development expenses are expensed as incurred.

The following table shows research and development expense, in dollars and as a percentage of total revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
Research and development	$9,848	$9,951	$(103)	-1.0%	$19,875	$19,028	$847	4.5%

% of total revenue	12.3%	13.4%			13.4%	13.6%

Research and development expenses decreased $0.1 million, or 1.0%, in the three months ended December 31, 2014 primarily due to a decrease in share-based payment expense. Research and development costs increased $0.8 million, or 4.5%, in the six months ended December 31, 2014 due to an increase in compensation costs largely associated with our acquisitions of Softpro and incremental personnel to develop solutions based on Kofax Total-Agility in the first quarter.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs related to our sales and marketing staff, travel costs, costs for trade shows, advertising and other lead generating activities, as well as associated costs such as facilities and overhead charges.

The following table shows sales and marketing expense, in dollars and as a percentage of total revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
Sales and marketing	$32,107	$30,502	$1,605	5.3%	$64,187	$58,435	$5,752	9.8%

% of total revenue	40.2%	41.2%			43.3%	41.8%

Sales and marketing expenses increased $1.6 million, or 5.3%, in the three months ended December 31, 2014 and increased $5.8 million, or 9.8%, in the six months ended December 31, 2014, primarily due to an increase in compensation costs our increased investment in growing the sales organization to support sales of our mobile, new and acquired products and our acquisition of Softpro.

General and Administrative

General and administrative expenses consist primarily of personnel costs for our executive, finance, human resource and legal functions, as well as associated costs such as facilities and overhead charges. Also included in general and administrative expenses are costs associated with legal, accounting, tax and advisory fees.

The following table shows general and administrative expense, in dollars and as a percentage of total revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
General and administrative	$11,094	$9,695	$1,399	14.4%	$21,593	$19,134	$2,459	12.9%

% of total revenue	13.9%	13.1%			14.6%	13.7%

General and administrative expenses increased $1.4 million, or 14.4%, in the three months ended December 31, 2014, due to increased share-based payment expense and legal, accounting, and tax fees, related to the changes in the Company’s regulatory and reporting requirements. General and administrative expenses increased $2.5 million, or 12.9%, in the six months ended December 31, 2014 due to increased legal, accounting, and tax fees, related to the changes in the Company’s regulatory and reporting requirements and increased share-based payment expense, primarily driven by awards that were granted with higher fair values, subsequent to the Company’s initial public offering in the United States.

Amortization of Acquired Intangible Assets

We amortize acquired intangible assets using the straight-line method over the estimated useful life of the respective asset. Our intangible assets include acquired contractual and customer relationships, technology and trade names, each based on their fair values ascribed in accounting for the initial business acquisition. The following table shows expense related to the amortization of acquired intangible assets, in dollars and as a percentage of total revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
Amortization of acquired intangible assets	$2,819	$2,340	$479	20.5%	$5,248	$4,564	$684	15.0%

% of total revenue	3.5%	3.2%			3.5%	3.4%

Amortization of acquired intangible assets increased $0.5 million, or 20.5%, in the three months ended December 31, 2014 and increased $0.7 million, or 15.0%, in the six months ended December 31, 2014 due to the acquisition of Softpro on September 1, 2014. For the three months ended December 31, 2014, amortization of technology related assets of $1.5 million was included in cost of revenue with the remaining other intangible asset amortization of $1.3 million included in operating expenses and for the six months ended December 31, 2014, amortization of technology related assets of $3.2 million was included in cost of revenue with the remaining other intangible asset amortization of $2.0 million included in operating expense.

Acquisition-related Costs

Acquisition-related costs include those costs related to business and other acquisitions and consist of (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to our personnel whose responsibilities are devoted to acquisition activities), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant).

The following table shows acquisition-related costs, in dollars and as a percentage of total revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
Acquisition related costs	$531	$(2,208)	$2,739	-124.0%	$2,249	$(104)	$2,353	-2,262.5%

% of total revenue	0.7%	(3.0)%			1.5%	(0.1)%

Acquisition-related costs increased $2.7 million, or 124.0%, to $0.5 million in the three months ended December 31, 2014 due to a $2.2 million decrease in the fair value of contingent consideration related to the Singularity and Altosoft acquisitions in the three months ended December 31, 2013.

Acquisition-related costs increased $2.4 million, or 2,262.5%, to $2.2 million in the six months ended December 31, 2014, relating primarily to due diligence and integration expenses related to the acquisition of Softpro.

Other Operating Expenses, net

Other operating expenses, net consists of all income or expense that is not directly attributable to one of our other operating revenue or expense lines. The following table shows other operating expenses, net in dollars and as a percentage of total revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
Other operating expenses, net	$159	$2,923	$(2,764)	-94.6%	$175	$3,234	$(3,059)	-94.6%

% of total revenue	0.2%	3.9%			0.1%	2.3%

Other operating expenses, net decreased $2.8 million, or 94.6% to $0.2 million in the three months ended December 31, 2014 and decreased $3.1 million, or 94.6% to $0.2 million primarily due to a decrease in professional fees incurred for attorneys, accountants and other advisors who assisted with the completion of the Company’s initial public offering in the United States, effective December 5, 2013 and subsequent conversion from International Financial Reporting Standards (IFRS) to Generally Accepted Accounting Principles in the United States (GAAP).

Interest (Expense) Income, net

Interest (expense) income, net consists of interest associated with our banking arrangements as well as interest accretion for deferred acquisition payments. The following table shows interest (expense) income, net in dollars and as a percentage of total revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
Interest (expense) income, net	$(145)	$(244)	$99	-40.6%	$(271)	$(354)	$83	-23.4%

% of total revenue	(0.2)%	(0.3)%			(0.2)%	(0.3)%

Interest (expense) income, net decreased $0.1 million, or 40.6%, in the three months ended December 31, 2014 and decreased $0.1 million, or 23.4%, in the six months ended December 31, 2014.

Other (Expense) Income, net

Other (expense) income, net consists primarily of foreign exchange gains or losses related to our intercompany receivables and payables, as well as fair value adjustments relating to forward contracts or other financial instruments.

The following table shows other (expense) income, net, in dollars and as a percentage of total revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
Other (expense) income, net	$(463)	$(211)	$(252)	119.4%	$59	$3,950	$(3,891)	-98.5%

% of total revenue	(0.6)%	(0.3)%			0.0%	2.8%

Other (expense) income, net fluctuated in the three months and six months ended December 31, 2014 due to management’s efforts to reduce foreign exchange exposure on intercompany balances and from realized and unrealized gains on foreign currency forward contracts.

Income tax expense

The following table shows income tax expense, in dollars and as a percentage of income before tax:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)
Income tax expense	$2,774	$2,655	$119	4.5%	$2,250	$3,385	$(1,135)	-33.5%

Income before tax	$7,186	$4,130			$4,309	$7,582

Effective tax rate	38.6%	64.3%			52.2%	44.6%

Income tax expense increased by $0.1 million, or 4.5%, to $2.8 million during the three months ended December 31, 2014. The decrease in the effective income tax rate was primarily due to certain jurisdictional profits being offset by previously unrecognized losses and less nondeductible expenses during the quarter. Income tax expense decreased by $1.1 million, or 33.5%, to $2.3 million during the six months ended December 31, 2014. The decrease in income tax expense was primarily due to a decrease in income before tax as well as certain jurisdictional profits being offset by previously unrecognized losses and incurring less nondeductible expenses in the six months ended December 31, 2014.

Liquidity and Capital Resources

Historically, we have financed our business primarily through our cash on hand and cash inflows from operations. We had $59.4 million of cash and cash equivalents at December 31, 2014, compared to $89.6 million at June 30, 2014. The majority of our cash is held in U.S. dollars, Euros and British Pounds. We have no outstanding debt as of December 31, 2014.

The following table sets forth the summary of our cash flows:

	Three Months Ended December 31,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Cash generated from (used in)
Operating activities	$647	$(564)	$1,211	-214.7%
Investing activities	(1,608)	(2,011)	403	-20.0%
Financing activities	439	12,006	(11,567)	-96.3%
Effect of exchange rate fluctuations	(337)	(197)	(141)	71.6%

Net increase (decrease)	$(859)	$9,234	$(10,093)	-109.3%

	Six Months Ended December 31,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Cash generated from (used in)
Operating activities	$5,416	$17,618	$(12,202)	-69.3%
Investing activities	(35,348)	(43,193)	7,845	-18.2%
Financing activities	1,034	12,418	(11,384)	-91.7%
Effect of exchange rate fluctuations	(1,317)	977	(2,294)	-234.8%

Net increase (decrease)	$(30,215)	$(12,180)	$(18,035)	-148.1%

Operating Activities

Net cash generated from operating activities was $0.6 million in the three months ended December 31, 2014, compared to net cash used in operating activities of $0.6 million in the three months ended December 31, 2013, an increase of $1.2 million. This increase in cash inflows in the three months ended December 31, 2014, related to increased net income and an additional $2.4 million in cash paid for taxes during the three months ended December 31, 2013 offset by $1.0 million of outflows related to working capital movements.

Net cash generated from operating activities was $5.4 million in the six months ended December 31, 2014, compared to $17.6 million in the six months ended December 31, 2013, a decrease of $12.2 million. This decrease was attributable primarily to the use of cash for working capital in the six months ended December 31, 2013.

Investing Activities

Net cash used in investing activities was $1.6 million in the three months ended December 31, 2014 compared to $2.0 million in the three months ended December 30, 2013, due to a $0.4 million reduction in payments for property and equipment in the three months ended December 31, 2014.

Net cash used in investing activities was $35.3 million in the six months ended December 31, 2014 compared to $43.2 million in the three months ended December 30, 2013, representing a decreased outflow of $7.9 million. The primary use of cash for investing activities was associated with acquisitions. We paid $30.7 million associated with the acquisition of Softpro in fiscal 2015 and $39.2 million in fiscal 2014 associated with the acquisition of Kapow, representing a year over year decrease related to acquisitions of $8.5 million. Additionally we had a $0.8 million reduction in the purchases of property and equipment in the six months ended December 31, 2014.

Financing Activities

Net cash generated from financing activities was $0.4 million in the three months ended December 31, 2014, compared to $12.0 million in the three months ended December 31, 2013. Net cash generated from financing activities was $1.0 million in the six months ended December 31, 2014, compared to $12.4 million in the six months ended December 31, 2013. The decrease was mainly attributable to the $12.4 million in cash received through the Company’s December 5, 2013 initial public offering in the United States, partially offset by net proceeds of employee benefit shares.

Exchange Rate Effects

We operate in many countries around the world, and maintain cash balances in locations outside of the United States, in currencies other than the U.S. dollar. In the three and six months ended December 31, 2014 incremental changes in foreign exchange rates resulted in an decrease of $0.1 million and $2.3 million, in cash and cash equivalents, respectively. Cash and cash equivalents will continue to fluctuate in the future, as foreign currency exchange rates vary.

Treasury Management

On October 14, 2013, the Company extended the term of its $40.0 million revolving line of credit with Bank of America Merrill Lynch to June 30, 2016. Subject to certain conditions, borrowings under the credit facility can be denominated in U.S. dollars, Euros and certain other currencies and can be made in the United States and certain other countries. The credit facility is available for general corporate purposes, including acquisitions, is secured by certain assets of the Company and can be increased by an additional $10.0 million. As of December 31, 2014. $39.5 million was available, as $0.5 million has been used to guarantee letters of credit in certain operating facilities and payroll services.

The Company has significant overseas subsidiaries, which operate principally in their local currencies. Where appropriate, intra-company borrowings are arranged in the functional currencies of the borrower to centralize the foreign exchange impact and provide a natural hedge against exchange rate movement risks. The Company hedges certain foreign currency cash and cash flows relating to transactions in accordance with policies set by the Board of Directors. Assessment of the credit risk profile of the Company’s key customers and resellers is centralized for increased focus.

Reconciliation of Non-GAAP Measures

Non-GAAP Revenue – We defined Non-GAAP revenue as revenue, as reported under GAAP, increased to include revenue that is associated with our historic acquisitions that has been excluded from reported results for a limited period due to the effects of purchase accounting. In accordance with GAAP purchase accounting, an acquired company’s deferred revenue at the date of acquisition is subject to a fair value adjustment which generally reduces the deferred amount and revenues recognized subsequent to an acquisition. We include non-GAAP revenue to allow for more complete comparisons to the financial results of our historical operations, forward looking guidance and the financial results of peer companies. We believe these adjustments are useful to management and investors as a measure of the ongoing performance of the business. Additionally, although acquisition-related revenue adjustments are nonrecurring, we may incur similar adjustments in connection with future acquisitions. At times when we are communicating with our shareholders, analysts and other parties we refer to Non-GAAP Revenue as Adjusted Revenue. The tables below provide a reconciliation of GAAP revenues to Non-GAAP revenues related to all of our historic acquisitions:

	Three Months Ended December 31, 2014			Three Months Ended December 31, 2013
	GAAP Revenues	Acquisition Fair Value Adjustment	Non-GAAP Revenues	GAAP Revenues	Acquisition Fair Value Adjustment	Non-GAAP Revenues
	($ in thousands)
Software licenses	$34,268	$376	$34,644	$30,385	$2,187	$32,572
Maintenance services	35,323	865	36,188	33,556	297	33,853
Professional services	10,223	7	10,230	10,173	516	10,689

Total revenues	$79,814	$1,248	$81,062	$74,114	$3,000	$77,114

	Six Months Ended December 31, 2014			Six Months Ended December 31, 2013
	GAAP Revenues	Acquisition Fair Value Adjustment	Non-GAAP Revenues	GAAP Revenues	Acquisition Fair Value Adjustment	Non-GAAP Revenues
	($ in thousands)
Software licenses	$58,972	$846	$59,818	$54,945	$3,702	$58,647
Maintenance services	70,543	1,170	71,713	65,706	604	66,310
Professional services	18,767	16	18,783	19,044	830	19,874

Total revenues	$148,282	$2,032	$150,314	$139,695	$5,136	$144,831

Non-GAAP software license revenue increased $2.1 million, or 6.4%, in the three months ended December 31, 2014 and increased $1.2 million, or 2.0%, in the six months ended December 31, 2014 due to a significant increase in revenue from mobile and new or acquired products offsetting a decline in core capture products. Total acquisition fair value adjustments decreased $1.8 million for the three months ended December 31, 2014 and decreased $3.1 million for the six months ended December 31, 2014 as the result of pre-acquisition deferred revenue balance from the acquisition of Kapow being amortized and reduced over time, partially offset by acquisition fair value adjustments from our acquisition of Softpro, which had less of an impact in the current period.

Non-GAAP Income from Operations – We define non-GAAP income from operations as income/(loss) from operations, as reported under GAAP, excluding the effect of Acquisition fair value adjustment to revenue, Share-based compensation expense, Depreciation expense, Amortization of acquired intangible assets, Acquisition-related costs, and Other operating expense, net. Share-based compensation expense, Depreciation expense and Amortization of acquired intangible assets in our non-GAAP income from operations reconciliation represent non-cash charges which are not considered by management in evaluating our operating performance. Acquisition-related costs consist of: (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to our personnel whose responsibilities are devoted to acquisition activities), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant). These acquisition-related costs are not considered to be related to the continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. Other operating expense, net represents items that are not necessarily related to our recurring operations and which therefore are not, under GAAP, included in other expense lines. Accordingly, we exclude those amounts when assessing non-GAAP income from operations. At times when we are communicating with our shareholders, financial analysts and other parties we refer to non-GAAP income from operations as adjusted EBITDA.

We assess non-GAAP income from operations as a percentage of total non-GAAP revenue and by doing so we are able to evaluate the relative performance of our revenue growth compared to the expense growth for those items included in non-GAAP income from operations. This measure allows management and our Board of Directors to compare our performance against that of other companies in our industry that may be of different sizes.

The following table provides a reconciliation of GAAP income from operations to Non-GAAP income from operations and presents Non-GAAP income from operations as a percentage of total Non-GAAP revenues.

	Three Months Ended December 31,
	2014	2013
	($ in thousands)
Income from operations	$7,794	$4,585
Acquisition fair value adjustment to revenue	1,248	3,000
Share-based payment expense	914	1,117
Depreciation and amortization expense	896	1,288
Amortization of acquired intangible assets	2,819	2,340
Acquisition-related costs	531	(2,208)
Other operating expenses, net	159	2,923

Non-GAAP income from operations	$14,361	$13,045

Non-GAAP income from operations as a percentage of Non-GAAP revenue	17.7%	16.9%

	Six Months Ended December 31,
	2014	2013
	($ in thousands)
Income from operations	$4,521	$3,986
Acquisition fair value adjustment to revenue	2,032	5,136
Share-based payment expense	2,604	1,866
Depreciation and amortization expense	1,867	2,671
Amortization of acquired intangible assets	5,248	4,564
Acquisition-related costs	2,249	(104)
Other operating expenses, net	175	3,234

Non-GAAP income from operations	$18,696	$21,353

Non-GAAP income from operations as a percentage of Non-GAAP revenue	12.4%	14.7%

At times when we are communicating with our shareholders, financial analysts and other parties, we refer to adjusted income from operations as a percentage of revenues as EBITDA margin.

Non-GAAP Cash Flows from Operations - We define Non-GAAP cash flows from operations as cash flows from operations as reported under GAAP, adjusted for income taxes paid or received and payments under restructurings. Income tax payments are included in this reconciliation as the timing of cash payments and receipts can vary significantly from year-to-year based on a number of factors, including the influence of acquisitions on our consolidated tax attributes. Payments for restructurings relate to a specific activity that is not part of ongoing operations. At times when we are communicating with our shareholders, financial analysts and other parties we refer to Non-GAAP cash flows from operations as Adjusted cash flows from operations.

The table below provides a reconciliation of GAAP cash flows from operations to Non-GAAP cash flows from operations:

	Three Months Ended December 31,
	2014	2013
	($ in thousands)
Cash flows from operations	$647	$(564)
Income tax paid	811	3,568
Payments under restructuring	—	488

Non-GAAP cash flows from operations	$1,458	$3,492

	Six Months Ended December 31,
	2014	2013
	($ in thousands)
Cash flows from operations	$5,416	$17,618
Income tax paid	2,134	4,870
Payments under restructuring	—	588

Non-GAAP cash flows from operations	$7,550	$23,076

Non-GAAP cash flow from operations decreased $2.1 million to $1.4 million in the three months ended December 31, 2014 and decreased $15.6 million to $7.5 million in the six months ended December 31, 2014, primarily attributable to decreased cash inflows from the delivery of deferred revenue balances and decrease income taxes paid as compared to the prior year.

Non-GAAP diluted earnings per share – Non-GAAP diluted earnings per share is calculated using GAAP net income/(loss) excluding the effect of Acquisition fair value adjustment to revenue, Share-based compensation expense, Amortization of intangible assets, Acquisition-related costs, Net Interest-Other Income and Expense, and the related tax effect, divided by weighted average fully diluted shares outstanding. Therefore, we include this non-GAAP measure in order to provide a more complete comparison of our earnings per share from one period to another. At times when we are communicating with our shareholders, financial analysts and other parties we refer to Non-GAAP diluted earnings per share as Adjusted EPS.

Reconciliation of Non-GAAP Diluted Earnings Per Share

The tables below provide a reconciliation of our Non-GAAP diluted earnings per share, and our associated Non-GAAP net income:

	Three Months Ended December 31,
	2014	2013
	($ in thousands, except per share amounts)
Net income	$4,412	$1,475
Acquisition fair value adjustment to revenue	1,248	3,000
Share-based payment expense	914	1,117
Amortization of intangible assets	2,819	2,340
Acquisition-related costs	531	(2,208)
Net finance and other expense	767	3,378
Tax effect of above	(2,143)	(1,721)

Adjusted net income	$8,548	$7,381

Non-GAAP diluted earnings per share	$0.09	$0.08

	Six Months Ended December 31,
	2014	2013
	($ in thousands, except per share amounts)
Net income	$2,059	$4,197
Acquisition fair value adjustment to revenue	2,032	5,136
Share-based payment expense	2,604	1,866
Amortization of intangible assets	5,248	4,564
Acquisition-related costs	2,249	(104)
Net finance and other expense (income)	387	(362)
Tax effect of above	(4,209)	(3,837)

Adjusted net income	$10,370	$11,460

Non-GAAP diluted earnings per share	$0.11	$0.12

Supplemental Information

Share based payment expense recognized by functional line in the Consolidated Income Statements is as follows:

	Three Months Ended December 31,
	2014	2013
	($ in thousands)
Cost of maintenance services	$4	$17
Cost of professional services	(32)	16
Research and development	132	210
Sales and marketing	161	567
General and administrative	649	307

Total share-based payment expense	$914	$1,117

	Six Months Ended December 31,
	2014	2013
	($ in thousands)
Cost of maintenance services	$37	$31
Cost of professional services	(7)	41
Research and development	417	350
Sales and marketing	1,056	937
General and administrative	1,101	507

Total share-based payment expense	$2,604	$1,866

Depreciation and amortization expense recognized by functional line in the Consolidated Income Statements is as follows:

	Three Months Ended December 31,
	2014	2013
	($ in thousands)
Cost of software licenses	$3	$8
Cost of maintenance services	87	117
Cost of professional services	117	193
Research and development	275	399
Sales and marketing	294	392
General and administrative	120	179

Total depreciation and amortization expense	$896	$1,288

	Six Months Ended December 31,
	2014	2013
	($ in thousands)
Cost of software licenses	$6	$22
Cost of maintenance services	177	247
Cost of professional services	248	413
Research and development	573	809
Sales and marketing	610	802
General and administrative	253	378

Total depreciation and amortization expense	$1,867	$2,671

Business Risks and Uncertainties

For the three and six months ended December 31, 2014, there have been no material changes to the risk factors as presented in our Form 20-F filed on September 2, 2014 with the U.S. Securities and Exchange Commission.

James Arnold, Jr.

Chief Financial Officer

January 29, 2015

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014	2013
Revenue:
Software licenses	$34,268	$30,385	$58,972	$54,945
Maintenance services	35,323	33,556	70,543	65,706
Professional services	10,223	10,173	18,767	19,044

Total revenues	79,814	74,114	148,282	139,695
Cost of revenue:
Cost of software licenses	2,275	3,029	4,232	5,685
Cost of maintenance services	5,380	5,079	10,397	9,886
Cost of professional services	7,807	8,218	15,805	15,847
Amortization of intangible assets	1,531	1,447	3,229	2,911

Total cost of revenues	16,993	17,773	33,663	34,329
Gross profit	62,821	56,341	114,619	105,366
Operating expenses:
Research and development	9,848	9,951	19,875	19,028
Sales and marketing	32,107	30,502	64,187	58,435
General and administrative	11,094	9,695	21,593	19,134
Amortization of intangible assets	1,288	893	2,019	1,653
Acquisition-related costs	531	(2,208)	2,249	(104)
Other operating expenses	159	2,923	175	3,234

Total operating expenses	55,027	51,756	110,098	101,380

Income from operations	7,794	4,585	4,521	3,986
Interest expense, net	(145)	(244)	(271)	(354)
Other (expense) income, net	(463)	(211)	59	3,950

Income from operations, before tax	7,186	4,130	4,309	7,582
Income tax expense	2,774	2,655	2,250	3,385

Net income	$4,412	$1,475	$2,059	$4,197

Net income per share:
Basic	$0.05	$0.02	$0.02	$0.05

Diluted	$0.05	$0.02	$0.02	$0.05

Weighted average shares outstanding:
Basic	88,916	88,877	88,829	88,855

Diluted	92,147	92,368	92,779	92,313

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014	2013
Net income	$4,412	$1,475	$2,059	$4,197
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of tax	(3,785)	(1,683)	(8,853)	(594)
Foreign currency transaction losses related to intercompany transactions of a long-term investment nature, net of tax	(654)	(141)	(1,950)	(310)
Pension adjustments, net of tax	(1,749)	339	(1,795)	279

Total other comprehensive loss, net of tax	(6,188)	(1,485)	(12,598)	(625)

Comprehensive (loss) income	$(1,776)	$(10)	$(10,539)	$3,572

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2014	June 30, 2014
Assets
Current assets:
Cash and cash equivalents	$59,416	$89,631
Accounts receivable, net of allowances of $1,959 and $881, respectively	59,345	58,392
Other current assets	9,304	9,690
Income tax receivable	7,258	7,209
Deferred tax assets	4,772	3,502

Total current assets	140,095	168,424
Property and equipment, net	6,266	6,753
Goodwill	199,774	186,103
Acquired intangible assets, net	47,207	36,085
Deferred tax assets, net of current portion	3,464	1,877
Other non-current assets	2,594	4,105

Total assets	$399,400	$403,347

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$36,631	$37,445
Deferred revenue	72,701	78,497
Income taxes payable	2,955	1,101
Deferred tax liabilities	584	217
Contingent acquisition payables	5,420	4,775

Total current liabilities	118,291	122,035
Minimum pension liability	5,143	4,078
Deferred revenue, net of current portion	8,295	8,079
Deferred tax liabilities, net of current portion	8,738	3,243
Contingent acquisition payables, net of current portion	2,867	3,927
Other non-current liabilities	8,419	7,519

Total liabilities	151,753	148,881

Commitments and contingencies (Note 9)
Shareholders‘ equity:
Common stock	98	97
Additional paid in capital	63,983	60,695
Employee benefit shares	(17,776)	(18,207)
Treasury shares	(15,980)	(15,980)
Retained earnings	209,200	207,141
Accumulated other comprehensive income	8,122	20,720

Total shareholders’ equity	247,647	254,466

Total liabilities and shareholders’ equity	$399,400	$403,347

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

	Common Stock		Additional Paid in Capital	Employee Benefit Trust		Treasury Shares		Retained Earnings	Accumulated Other Comprehensive Income	Total Equity
	Shares	Amount		Shares	Amount	Shares	Amount
As of June 30, 2013	94,706	$95	$42,045	4,639	$(15,295)	5,068	$(15,980)	$195,664	$23,662	$230,191
Net income	—	—	—	—	—	—	—	4,197	—	4,197
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(625)	(625)
Excess tax benefit on share-based compensation	—	—	327	—	—	—	—	—	—	327
Share-based compensation expense	—	—	1,866	—	—	—	—	—	—	1,866
Changes in employee benefit shares	—	—	(63)	(110)	(418)	—	—	—	—	(481)
Proceeds from initial public offering in the United States	2,300	2	12,364	—	—	—	—	—	—	12,366
Issuance of common shares under employee stock option and LTIP plans	115	—	205	—	—	—	—	—	—	205

As of December 31, 2013	97,121	97	56,744	4,529	(15,713)	5,068	(15,980)	199,861	23,037	248,046
Net income	—	—	—	—	—	—	—	7,280	—	7,280
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(2,317)	(2,317)
Excess tax benefit on share-based compensation	—	—	625	—	—	—	—	—	—	625
Share-based compensation expense	—	—	3,001	—	—	—	—	—	—	3,001
Changes in employee benefit shares	—	—	(105)	99	(2,494)	—	—	—	—	(2,599)
Issuance of common shares under employee stock option and LTIP plans	97	—	430	—	—	—	—	—	—	430

As of June 30, 2014	97,218	97	60,695	4,628	(18,207)	5,068	(15,980)	207,141	20,720	254,466
Net income	—	—	—	—	—	—	—	2,059	—	2,059
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(12,598)	(12,598)
Excess tax benefit on share-based compensation	—	—	449	—	—	—	—	—	—	449
Share-based compensation expense	—	—	2,604	—	—	—	—	—	—	2,604
Changes in employee benefit shares	—	—	82	(230)	431	—	—	—	—	513
Issuance of common shares under employee stock option and LTIP plans	46	1	153	—	—	—	—	—	—	154

As of December 31, 2014	97,264	$98	$63,983	4,398	$(17,776)	5,068	$(15,980)	$209,200	$8,122	$247,647

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

	Six Months Ended December 31,
	2014	2013
Cash flows from operating activities:
Net income	$2,059	$4,197
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	7,114	7,287
Share-based compensation expense	2,604	1,866
Other expense	(59)	(3,950)
Restructuring payments	—	(588)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,352)	3,507
Other assets	2,959	924
Accounts and other payables	(562)	(5,509)
Deferred revenue	(4,571)	9,801
Other liabilities	(16)	(763)
Deferred income taxes	(3,618)	(951)
Income taxes payable	1,858	1,797

Net cash inflow from operating activities	5,416	17,618

Cash flows from investing activities:
Purchase of property and equipment	(1,434)	(2,177)
Acquisitions of subsidiaries, net of cash acquired	(34,022)	(41,085)
Disposal of property and equipment	24	—
Interest received	84	69

Net cash used in investing activities	(35,348)	(43,193)

Cash flows from financing activities:
Issue of common stock	154	325
Excess tax benefits on share-based compensation	449	208
Proceeds from initial public offering in the United States	—	12,366
Proceeds from EBT shares, net	431	(481)

Net cash inflow from financing activities	1,034	12,418

Effect of exchange rate changes on cash and cash equivalents	(1,317)	977

Net decrease in cash and cash equivalents	(30,215)	(12,180)
Cash and cash equivalents at the beginning of the year	89,631	93,413

Cash and cash equivalents at the end of the year	$59,416	$81,233

Supplemental cash flow disclosure:
Cash paid for income taxes, net	$2,134	$4,870

Cash paid for interest	$43	$275

Note 1: Basis of presentation

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary (consisting only of normal recurring accruals) to present fairly the financial information contained therein. These statements do not include all disclosures required by accounting principles generally accepted in the United States (GAAP) for annual periods and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2014. The Company prepared the unaudited condensed consolidated financial statements following the requirements of the U.S. Securities and Exchange Commission for interim reporting and in accordance with the Disclosure and Transparency Rules of the Financial Services Authority. As permitted under those rules, certain footnotes or other financial information that are normally required by GAAP can be condensed or omitted. The results of operations for the three and six month periods ended December 31, 2014 are not necessarily indicative of the results to be expected for the year ending June 30, 2015 or any other period.

Seasonality of operations

Many contracts, particularly those sold through the direct sales force, are finalized in the latter portions of any given quarter. Additionally, Kofax’s revenue may vary from quarter to quarter, depending on the timing and size of license revenue, which may contain individually large contracts in any given period. The first and third fiscal quarters have historically been seasonally weaker than the second and fourth quarters. This information is provided to allow for a proper appreciation of the results.

New Accounting Standards Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, issued as a new topic, ASC 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle of the guidance is that a Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, providing guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. This ASU is effective for us beginning in fiscal 2018 and can be adopted by the Company either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We are currently evaluating the effect that adopting this new accounting guidance will have on our consolidated financial statements.

Note 2: Acquisitions

Acquisition of Softpro GmbH

On September 1, 2014, Kofax acquired 100% of the shares of Softpro GmbH (Softpro), a company incorporated in Germany, specializing in e-signature and signature verification solutions. The Company believes Softpro’s software will accelerate Kofax’s ability to improve customer interactions by enabling organizations to offer a streamlined, fully digital and secure experience to their constituents and transform customer workflow to an all-electronic process, accelerating closure in any type of transaction that requires a contract. Additionally, Softpro provides a full suite of banking solutions including signature verification, authentication and fraud detection. These capabilities, offered both on premise and in the cloud, further differentiate Kofax’s smart process application (SPA) offering from competitors who do not offer these capabilities. The acquisition was accounted for using the acquisition method.

The unaudited condensed consolidated financial statements include the results of Softpro during the four month period from the acquisition date. The preliminary fair value of the identifiable assets and liabilities of Softpro, at the acquisition date, are as follows:

September 1, 2014
($ in thousands)
Current assets:
Cash and cash equivalents	506
Trade receivables	1,698
Other current assets	1,085

Total current assets	3,289
Other non-current assets	13
Property and equipment	206
Technology-intangible	10,100
Customer relationships-intangible	6,500
Non-compete-intangible	1,400
In-process R&D-intangible	400
Trade names-intangibles	200

Total assets	22,108

Current liabilities
Trade and other payables	114
Other current liabilities	512
Income tax payable	1,109
Deferred tax liability	669
Deferred income	1,820

Total current liabilities	4,224
Deferred tax liabilities	6,029

Total liabilities	10,253

Net assets acquired	11,855

Consideration paid in cash at time of closing	31,200
Deferred consideration	3,292

Total consideration	34,492

Goodwill arising from acquisition	22,637

The preliminary goodwill of $22.6 million includes the value of acquired technologies, and expected synergies arising from the acquisition and workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.

From the date of acquisition, Softpro has contributed $3.8 million of revenues and $1.5 million of net loss to consolidated results of operations of Kofax. If the combination had taken place at the beginning of the fiscal year, revenues from Softpro’s operations would have been approximately $2.5 million higher and the net income would have decreased by approximately $0.1 million and Kofax’s total revenue would have been $148.3 million and net income $5.2 million.

Note 3: Operating Segments

The Company operates in one reportable business segment, the software business. All products and services are considered one solution to customers and are operated and analyzed under one income statement provided to and evaluated by the chief operating decision maker (CODM). The CODM manages the business based on the key measures for resource allocation, based on a single set of financial data that encompasses the Company’s entire operations for purposes of making operating decisions and assessing financial performance. The Company’s CODM is the Chief Executive Officer.

Geographic Information

The following revenue information is based on the location of the customer:

	Three Months Ended December 31,
	2014	2013
	($ in thousands)
Americas	$44,007	$40,703
EMEA	29,726	28,427
Asia Pacific	6,081	4,984

	$79,814	$74,114

	Six Months Ended December 31,
	2014	2013
	($ in thousands)
Americas	$82,930	$78,826
EMEA	54,341	51,587
Asia Pacific	11,011	9,282

	$148,282	$139,695

The following table presents non-current assets by geographic location:

	December 31, 2014	June 30, 2014
	($ in thousands)
Americas	$5,227	$6,234
EMEA	2,795	3,770
Asia Pacific	838	854

	$8,860	$10,858

Non-current assets for this purpose consist of property and equipment, and other non-current assets– excluding acquired intangible assets, goodwill and deferred tax assets.

Note 4: Intangibles and Goodwill

Intangibles

Intangible assets consist of the following as of December 31, 2014 and June 30, 2014, respectively:

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Life (Years)
	($ in thousands)
Customer relationships	$29,050	$(17,274)	$11,776	5.1
Technology and patents	66,242	(33,410)	32,832	7.5
Trade names, trademarks and other	1,454	(1,013)	441	3.8
Backlog	300	(300)	—	3.0
Non-competition agreements	1,590	(419)	1,171	2.8
In process research and development	1,069	(82)	987	8.3

Total	$99,705	$(52,498)	$47,207	6.7

	June 30, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Life (Years)
	($ in thousands)
Customer relationships	$23,272	$(16,055)	$7,217	5.1
Technology and patents	58,230	(30,568)	27,662	7.0
Trade names, trademarks and other	1,334	(881)	453	3.6
Backlog	300	(300)	—	3.0
Non-competition agreements	300	(200)	100	2.0
In process research and development	700	(47)	653	10.0

Total	$84,136	$(48,051)	$36,085	6.5

Intangible assets, such as contractual relationships and technology, are amortized over their expected useful lives on a straight-line basis. Amortization of these intangibles is included in either cost of revenue or operating expenses based on the function of the intangible asset. Amortization expense for intangible assets was $5.2 million and $4.7 million for the six months ended December 31, 2014 and 2013, respectively.

Goodwill

The changes in the carrying amount of goodwill for our reportable segment as of December 31, 2014 were as follows:

December 31, 2014
($ in thousands)
Goodwill as of June 30, 2014	$186,103
Acquisitions	22,637
Foreign exchange translation effects	(8,966)

Goodwill as of December 31, 2014	$199,774

Note 5: Income Taxes

During the three months ended December 31, 2014, the effective tax rate of 38.60% is above the United Kingdom (U.K.) statutory rate of 20.75%, due to the level of taxable profit attributable to the United States (U.S.), which has a federal tax rate of 35%. The year to date effective tax rate of 52.22% is above the U.K. statutory rate of 20.75%, due to significant acquisition expenses which allow for no tax deduction, unrecognized losses and U.S. profits (which is the Company’s primary operating jurisdiction) being tax effected at the higher U.S. tax rate.

The timing and outcome of our tax audit settlements is uncertain, however it is reasonably possible that a reduction of uncertain tax benefits may occur due to audit settlements and/or expiration of statutes of limitations. The settlement of these unrecognized tax benefits could result in a reduction in the tax charge of between zero and $1.1 million within the next twelve months.

Note 6: Earnings per share

The following table presents a reconciliation of basic and diluted shares for the three months and six months ended December 31, 2014 and 2013:

	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014	2013
	(shares in thousands)
Basic weighted-average number of common shares outstanding	88,916	88,877	88,829	88,855
Dilutive effect of potential common shares	3,231	3,491	3,950	3,458

Diluted weighted-average common and potential common shares outstanding	92,147	92,368	92,779	92,313

Note 7: Fair Value Measures

The Company measures fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. The fair value of foreign currency forward contracts is established based on market value advice received by management from the issuing bank.

	December 31, 2014
	Total	Level 1	Level 2	Level 3
	($ in thousands)
Assets measured at fair value
Cash and cash equivalents	59,416	59,416	—	—
Foreign exchange derivative asset	69	—	69	—

Total assets measured at fair value	59,485	59,416	69	—

Liabilities measured at fair value
Contingent acquisition payable	8,287	—	—	8,287

Total liabilities measured at fair value	8,287	—	—	8,287

	June 30, 2014
	Total	Level 1	Level 2	Level 3
	($ in thousands)
Assets measured at fair value
Cash and cash equivalents	89,631	89,631	—	—
Foreign exchange derivative asset	58	—	58	—

Total assets measured at fair value	89,689	89,631	58	—

Liabilities measured at fair value
Contingent acquisition payable	8,702	—	—	8,702

Total liabilities measured at fair value	8,702	—	—	8,702

Foreign currency derivative instruments are valued using quoted forward foreign exchange prices and option volatility at the reporting date. The Company believes the fair values assigned to its derivative instruments as of December 31, 2014 are based upon reasonable estimates and assumptions. Contingent acquisition payables represent future amounts the Company may be required to pay in conjunction with various business combinations. The ultimate amount of future payments is based on specified future criteria, such as sales performance and the achievement of certain future development, regulatory and sales milestones and other contractual performance conditions. The Company evaluates its estimates of the fair value of contingent acquisition payables on a periodic basis. Any changes in the fair value of contingent acquisition payables are recorded as acquisition related costs in the Unaudited Condensed Consolidated Income Statements.

During the reporting period ended December 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements. A rollforward of fair value measurements of level 3 financial instruments is disclosed below:

December 31, 2014
($ in thousands)
As of June 30, 2014	$8,702
Fair value of contingent consideration from acquisition	3,421
Contingent consideration payments	(3,856)
Change in fair value of contingent consideration	88
Foreign exchange translation effects	(68)

As of December 31, 2014	$8,287

For the six month period ended December 31, 2014, deferred consideration of $3.3 million was recorded from the acquisition of Softpro in September 2014 and $1.0 million was paid in December 2014 with $1.2 million to be paid in September 2015 and $1.2 million to be paid in September 2016, subject to certain indemnification terms and conditions.

Cash payments related to contingent consideration of $3.9 million were made during the six months ended December 31, 2014, primarily due to a $2.2 million payment for the second installment of deferred consideration from the acquisition of Kapow, a $0.5 million payment for retention bonuses from the acquisition of Kapow, and a $1.0 million payment from the acquisition of Softpro, as discussed previously above.

Note 8: Share-Based Compensation

We recognize share-based compensation expense over the requisite service period. Our share-based awards are accounted for as equity instruments. Share-based compensation included in the unaudited condensed consolidated income statements are as follows:

	Three Months Ended December 31,
	2014	2013
	($ in thousands)
Cost of maintenance services	$4	$17
Cost of professional services	(32)	16
Research and development	132	210
Sales and marketing	161	567
General and administrative	649	307

Total share-based compensation expense	$914	$1,117

	Six Months Ended December 31,
	2014	2013
	($ in thousands)
Cost of maintenance services	$37	$31
Cost of professional services	(7)	41
Research and development	417	350
Sales and marketing	1,056	937
General and administrative	1,101	507

Total share-based compensation expense	$2,604	$1,866

Stock options

The Company has an incentive award plan that provides for the granting of non-qualified stock options and incentive stock options to officers, key employees and non-employee directors.

Stock option grants to officers and key employees under the incentive award plan are generally granted at an exercise price equal to the fair market value at the date of grant, generally expire ten years after their original date of grant and generally become vested and exercisable after four years at a rate of 25% per year beginning twelve months after the date of grant and 6.25% vesting every three months thereafter.

The fair value of share options granted is estimated at the date of the grant using the Black-Scholes pricing model, taking into account the terms and conditions upon which the share options were granted.

The table below summarizes activity relating to stock options for the six months ended December 31, 2014:

Number of shares
(shares in thousands)
Options outstanding at July 1, 2014	4,946
Granted	93
Exercised	(151)
Forfeited/expired	(20)

Options outstanding at December 31, 2014	4,868

Options exercisable at December 31, 2014	4,047

Long Term Incentive Plan (LTIP)

The table below summarizes activity relating to LTIP awards for the six months ended December 31, 2014:

Number of underlying LTIP shares – Contingent awards
(shares in thousands)
LTIP’s outstanding at July 1, 2014	4,207
Granted	1,103
Earned/released	(127)
Forfeited/cancelled	(275)

LTIP’s outstanding at December 31, 2014	4,908

Note 9: Commitments and contingencies

Litigation and other claims

The Company is subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business. Management judgment is required in deciding the amount and timing of the accrual of certain contingencies. Depending on the timing of when conditions or situations arise, a contingency becoming probable and estimable is not necessarily determinable. The amount of the contingency may change in the future as incremental knowledge, factors or other matters change or become known. There are no material pending or threatened lawsuits against the Company.

Guarantees and other

The Company includes indemnification provisions in the contracts it enters into with customers and business partners. Generally, these provisions require us to defend claims arising out of the Company’s products’ infringement of third-party intellectual property rights, breach of contractual obligations and/or unlawful or otherwise culpable conduct. The indemnity obligations generally cover damages, costs and attorneys’ fees arising out of such claims. In most, but not all cases, the Company’s total liability under such provisions is limited to either the value of the contract or a specified, agreed upon amount. In some cases our total liability under such provisions is unlimited. In many, but not all, cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments we could be required to make under all the indemnification provisions is unlimited, we believe the estimated fair value of these provisions is de-minimis due to the low frequency with which these provisions have been triggered.

The Company indemnifies its directors and officers to the fullest extent permitted by law. These agreements, among other things, indemnify directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by such persons in their capacity as a director or officer of the Company, regardless of whether the individual is serving in any such capacity at the time the liability or expense is incurred. Additionally, in connection with certain acquisitions we have agreed to indemnify the former officers and members of the boards of directors of those companies, on similar terms as described above, for a period of six years from the acquisition date. In certain cases we purchase director and officer insurance policies related to these obligations, which fully cover the six year periods. To the extent that we do not purchase a director and officer insurance policy for the full period of any contractual indemnification, we would be required to pay for costs incurred, if any, as described above.

RESPONSIBILITY STATEMENT OF THE EXECUTIVE DIRECTORS IN RESPECT OF THE INTERIM FINANCIAL STATEMENTS

We confirm that to the best of our knowledge:

The interim management report includes a fair review of the information required by:

a) DTR 4.2.7 R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements and a description of the principal risks and uncertainties for the remaining six months of the year; and

b) DTR 4.2.8 R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period and any changes in the related party transactions described in the last annual report that could do so.

Reynolds C. Bish

Chief Executive Officer

January 29, 2015

James Arnold, Jr.

Chief Financial Officer

January 29, 2015